February 26, 1997



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Gas Company, Inc.'s
Statement on Form U-3A-2.

                                     Sincerely,


                                   /s/Douglas S. Schmidt
                                   Douglas S. Schmidt

DSS:rs



                                         File No. 069-00184

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  INDIANA GAS COMPANY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Gas Company, Inc. (Indiana Gas),
    Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana. Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Terre Haute Gas Corporation, an Indiana corporation (Terre Haute) and Richmond Gas
    Corporation, an Indiana corporation (Richmond).

       Indiana Gas is also directly engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "gas utility company" and a "public utility company" (as such terms are defined by the Act).
    Each of Terre Haute and Richmond is a "subsidiary company" of Indiana Gas and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana Utility Regulatory
    Commission, Indiana Gas, Terre Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas
    Company, Inc.  Pursuant to that order, Indiana Gas,
    Terre Haute and Richmond maintain accounting records and financial reports on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       On March 15, 1996, IGC Energy, Inc., an
    indirect wholly owned subsidiary of Indiana Energy
    (Indiana Gas' parent), and Citizens By-Products
    Coal Company, a wholly owned subsidiary of Citizens
    Gas and Coke Utility (Citizens Gas), formed a jointly and equally owned Indiana limited liability company to provide natural gas supply and related services. The new entity, ProLiance Energy, LLC
    (ProLiance), began providing services to Indiana
    Gas and Citizens Gas effective April 1, 1996.
    ProLiance also provides products and services to other gas utilities and customers in Indiana and surrounding states. ProLiance assumed the business of Indiana Energy Services, Inc., Indiana Energy's gas marketing affiliate, which had provided similar services to other customers and from January 1, 1996, to March 31, 1996, to Indiana Gas.


    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1996, these included approximately 10,300 miles of distribution mains; 484,643 meters, seven reservoirs for underground storage of purchased gas with approximately 103,415 acres of land owned and/or held under storage easements with 10,836,824 Dth of gas in storage providing a daily deliverability capacity of 144,860 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 468,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance Energy, LLC.
    Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy
    Regulatory Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

        Company         Calendar Year        DTH
        Indiana Gas         1996         88,951,000  Sales
                                         36,048,000  Transportation
                                        124,999,000  Total Throughput

    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

           Inapplicable to claimant.

                          Exhibit A

    A consolidated statement of income and a consolidated statement of retained earnings of Indiana
Gas, for the calendar year 1996, together with a consolidated balance sheet of Indiana Gas, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.


                          Exhibit C

    Inapplicable to claimant.


    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1997.

                              INDIANA GAS COMPANY, INC.
                              (Name of Claimant)




                              By /s/Niel C. Ellerbrook
                                 Niel C. Ellerbrook
                                 Executive Vice President and
                                 Chief Financial Officer

Attest:




/s/Ronald E. Christian
Ronald E. Christian
Secretary and General Counsel

   Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                Executive Vice President and
                                Chief Financial Officer
                                Indiana Gas Company, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana  46202




               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEET
                        (Thousands - Unaudited)




                                                    December 31, 1996
            ASSETS
UTILITY PLANT:
    Original cost                                       $ 946,934
    Less - Accumulated depreciation and amortization      351,496
                                                          595,438

NONUTILITY PLANT - NET                                         31

CURRENT ASSETS:
    Cash and cash equivalents                                 185
    Accounts receivable, less reserves                     45,070
    Accrued unbilled revenues                              37,247
    Materials and supplies - at average cost                4,075
    Liquefied petroleum gas - at average cost                 864
    Gas in underground storage - at
        last-in, first-out cost                            34,336
    Recoverable gas costs                                  16,949
    Prepayments and other                                   1,017
                                                          139,743
DEFERRED CHARGES:
    Unamortized debt discount and expense                   7,324
    Other                                                   8,392
                                                           15,716
                                                        $ 750,928





               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEET
                        (Thousands - Unaudited)





                                                    December 31, 1996
  SHAREHOLDER'S EQUITY AND LIABILITIES
CAPITALIZATION:
    Common stock and paid-in capital                    $ 142,995
    Retained earnings                                     148,458
        Total common shareholder's equity                 291,453
    Long-term debt                                        139,733
                                                          431,186

CURRENT LIABILITIES:
    Maturities and sinking fund
        requirements of long-term debt                     35,000
    Notes payable                                          63,000
    Accounts payable                                       67,018
    Customer deposits and advance payments                 16,533
    Accrued taxes                                          13,971
    Accrued interest                                        4,497
    Other current liabilities                              21,210
                                                          221,229
DEFERRED CREDITS:
    Deferred income taxes                                  67,421
    Unamortized investment tax credit                      10,941
    Customer advances for construction                      1,488
    Regulatory income tax liability                         2,835
    Other                                                  15,828
                                                           98,513
                                                        $ 750,928





               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                        (Thousands - Unaudited)




                                                   Twelve Months Ended
                                                    December 31, 1996
OPERATING REVENUES                                      $ 548,766
COST OF GAS                                               340,770
MARGIN                                                    207,996

OPERATING EXPENSES:
    Other operation                                        74,808
    Maintenance                                             9,875
    Depreciation and amortization                          33,738
    Income taxes                                           21,637
    Taxes other than income taxes                          16,779
                                                          156,837

OPERATING INCOME                                           51,159

INTEREST AND OTHER:
    Interest expense                                       16,200
    Allowance for borrowed funds
        used during construction                             (356)
    Other amortization                                        187
    Other income - net                                       (993)
                                                           15,038

NET INCOME                                              $  36,121




               INDIANA GAS COMPANY, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        (Thousands - Unaudited)




                                                   Twelve Months Ended
                                                    December 31, 1996
BALANCE DECEMBER 31, 1995                               $ 137,837

ADD:
    Net Income                                             36,121
                                                          173,958

DEDUCT:
    Dividends On Common Stock                              25,500


BALANCE DECEMBER 31, 1996                               $ 148,458
